Christopher M. Zochowski

Partner

(202) 282-5780

czochowski@winston.com

January 25, 2021

VIA EDGAR

Pam Howell

Brigitte Lippmann

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MDH Acquisition Corp.

Registration Statement on Form S-1

Filed January 14, 2021

File No. 333-252107

Dear Ms. Howell and Ms. Lippmann:

On behalf of our client, MDH Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 21, 2021, relating to the Company’s Registration Statement on Form S-1 filed on January 14, 2021 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to its Registration Statement on Form S-1 ( “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Form S-1 filed January 14, 2021

Exhibits, page II-6

1.	We note that the consent of your independent registered public accounting firm references their report dated September 4, 2020. However, the auditor's report on page F-2 is dated January 14, 2021. Please obtain and file an updated consent that references the correct report date.

Response: The Company has corrected the date of the auditor’s report to September 4, 2020 in Amendment No. 1. The report was inadvertently dated erroneously in the initial filing of the Registration Statement.

January 25, 2021 Page 2

2.	We note the director nominees identified on page 106. Please file the consents as required by Rule 438 of Regulation C.

Response: The Company has filed the consents of the director nominees as Exhibits 99.4, 99.5, 99.6, 99.7, and 99.8 to Amendment No. 1.

Signatures, page II-7

3.	We partially reissue comment 2. Please include the signature of the principal accounting officer or controller, as required by Instruction 1 to the Signatures in Form S-1.

Response: The Company has updated the signature page to Amendment No. 1 to include the signature of its principal accounting officer.

Please contact me at (202) 282-5780 if you have any questions or require any additional information in connection with this letter or Amendment No. 1.

Sincerely,

/s/ Christopher M. Zochowski

Christopher M. Zochowski